February 20, 2025

Ng Wai Ian
Director, Chairman of the Board and Chief Executive Officer
Zenta Group Co Ltd
Avenida do Infante D. Henrique
No. 47-53A, Macau Square
8th Floor, Unit J
Macau 999078

       Re: Zenta Group Co Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 7, 2025
           File No. 333-284140
Dear Ng Wai Ian:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 1 to Form F-1 filed February 7, 2025
Prospectus Summary
Overview, page 1

1. We note your revised disclosure pursuant to prior comment 5. Here and elsewhere as applicable, such as on page 64, please explain what you mean by the property markets are "under pressure" in Mainland China and Macau and how and why that impacted your industrial park consultation services. To the extent this represents a known trend or uncertainty that is reasonably likely to have a material impact on future operating results, please disclose this in an appropriate place in your registration statement. See
       Item 5.D. of Form 20-F.
 February 20, 2025
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Lawrence Venick